UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
001-13317

CUSIP NUMBER
25848T109

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Dot Hill Systems Corp.

(Full Name of Registrant)
N/A

(Former Name if Applicable)
2200 Faraday Avenue, Suite 100

Address of Principal Executive Office (Street and Number)
Carlsbad, California 92008

(City, State and Zip Code)
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Audit Committee of Dot Hill Systems Corp. (the “Company”) has begun a self-initiated review of the Company’s historical stock option grant practices and related accounting. At this time, the Audit Committee is in the final stages of its review, but has not reached final conclusions about the Company’s stock option practices and the related accounting treatment. Until the Audit Committee's review is complete, the Company will be unable to complete and file its Quarterly Report on Form 10-Q for the three months ended June 30, 2006. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable after the completion of the Audit Committee’s review.
PART IV— OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Hanif I. Jamal	760	431-4405

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not checked either box because the review is still ongoing and no determination has been made as to whether it will result in any impact on the Company’s financial statements.
Dot Hill Systems Corp.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 10, 2006	By:	/s/ Hanif I. Jamal
Hanif I. Jamal
Senior Vice President, Chief Financial Officer and Secretary

This report contains forward-looking statements, including statements regarding the expected timing of the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and the expected financial results for the three months ended June 30, 2006. These forward looking statements are only predictions based on current information and expectations and are subject to certain risks and uncertainties, including, but not limited to, potential delays in the Audit Committee’s review, the results of such review, and potential delays in the completion and filing of the Quarterly Report on Form 10-Q. More information about potential risks and uncertainties is included in the “Risk Factors” set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, and the Company’s other filings with the Securities and Exchange Commission. Actual results could differ materially, as a result of such factors, from those set forth in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.